FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated November 3, 2000 announcing STMicroelectronics' pricing of the Senior Zero Coupon Convertible Bonds Offering.



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                                [GRAPHIC OMITTED]


         STMicroelectronics N.V. Announces Pricing of Senior Zero Coupon
                           Convertible Bond Offering

Geneva, November 3, 2000 - STMicroelectronics N.V. (ST) (NYSE:STM) tonight announced that it has priced its offering of Senior Zero Coupon Convertible Bonds due 2010 (the "Bonds") in the international capital markets. ST has granted the managers of the offering an option to increase the issue size by up to 15% for a period of up to 30 days from settlement. Assuming full exercise of this option, gross proceeds from the offering will be US$1,480 million.

Summary Terms of the Bonds

The Bonds constitute direct, unsubordinated and unsecured obligations of ST, carry a zero coupon and have been issued at a price of 68.968% to give a yield to maturity of 3.75% on a semi-annual basis.

The holder of each Bond is entitled to convert such Bond into ordinary shares of ST until 2010. The total amount of such shares corresponds to a maximum of 20 million underlying ordinary shares of ST. The conversion price has been fixed at US$74.00 per ordinary share, representing a premium of 45% above ST's ordinary share price at the time of pricing.

Unless previously converted or redeemed, the Bonds will mature on November 16, 2010. ST may redeem the Bonds at their issue price plus accrued interest at any time from November 16, 2003 until November 15, 2005, subject to ST's share price exceeding 130% of the adjusted conversion price for a specified period of time. After such date, ST may redeem the Bonds, in whole or in part, at their issue price plus accrued interest. Investors may require ST to redeem the Bonds on January 17, 2005 at 80.515%, representing the issue price plus accrued interest.

Application has been made to list the Bonds on the ParisBourse.

The issue has been given a rating by Moody's of A3 and by Standard & Poor's of A-.

Other Information

The Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements.


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STMicroelectronics                                                      Page Two

About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.

For further information please contact:

Investor Relations Europe:
Benoit de-Leusse
Investor Relations Manager Europe
Tel : +33.4.50.40.24.30
Fax : +33.4.50.40.25.80

Investor Relations USA:
Steve Harrison
Director of Investor Relations, U.S.
Tel : +1.602.485.2061
Fax : +1.602.485.2406

Press Relations :
Maria Grazia Prestini
Corporate Press Relations Manager
Tel.: +33 4 50 40 2532
Fax: +33 4 50 40 2540

                                      ###






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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2000                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer